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June 14, 2006

VIA EDGARLINK

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re: JPF Separate Account A of Jefferson Pilot Financial Insurance Company Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (Registration No. 333-131890)

Dear Commissioners:

On behalf of Jefferson Pilot Financial Insurance Company (the "Company") and JPF Separate Account A (the "Account"), I hereby request that Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (Registration No. 333-131890) of the Account under the Securities Act of 1933 and under the Investment Company Act of 1940 (the "Pre-Effective Amendment No.1") previously filed on May 24, 2006 be withdrawn.

The request to withdraw Pre-Effective Amendment No.1 is because the Pre-Effective Amendment was inadvertently filed identifying an incorrect class.

Thank you for your assistance. Please contact me at (603) 226-5105 with any questions and to advise me if this request has been granted.

Sincerely,

JPF Separate Account A of Jefferson Pilot Financial Insurance Company

By:  Jefferson Pilot Financial Insurance Company

      By:  /s/  Frederick C. Tedeschi
           --------------------------
           Frederick C. Tedeschi
           Vice President and Associate
                General Counsel